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                                                                   EXHIBIT 23.3





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors
Alpha Natural Resources, Inc.:


We consent to the use of our report dated March 30, 2005, except as to notes 1, 22, 28 and 30, which are as of October 14, 2005, with respect to the combined balance sheets of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the Company or Successor) as of December 31, 2004 and 2003, and the related combined statements of operations, stockholder's equity and partners' capital, and cash flows for the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002 (Successor Periods), and the combined statements of operations, shareholder's equity, and cash flows for the period from January 1, 2002 to December 13, 2002 (Predecessor Period), included herein and to the references to our firm under the headings "Experts", "Alpha Summary Historical and Pro Forma Financial Data" and "Selected Historical Financial Data" in the prospectus.

Our report dated March 30, 2005, except as to notes 1, 22, 28 and 30, which are as of October 14, 2005 contains an explanatory paragraph that states that effective December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink's Company (formerly known as The Pittston Company), in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


/s/ KPMG LLP

Roanoke, Virginia
October 14, 2005